FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               September 05, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                                  Systems House
                                   Alba Campus
                                   Livingston
                                    EH54 7EG
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1       RNS Announcement, re: Section 198 Notice  dated 05 September 2005



5 September 2005



British Energy Group plc



UK COMPANIES ACT 1985 - SECTIONS 198-202 - British Energy Group plc (the " Company")



The Company has received notice as follows:



 1. Deutsche Bank AG has the relevant issued share capital in British Energy Group plc of 567,110,072 ordinary shares.



 2. Deutsche Bank AG, and its subsidiary companies have a notifiable interest in 62,274,332 ordinary shares of British Energy Group plc, amounting to 10.98%, of which, 48,720,541 are held as principal.


Held as Principal                                            No of Shares
Deutsche Bank AG London                                       48,705,441
Deutsche Bank Securities Inc                                      15,100

Held in Customer Portfolios
DWS Investment GmBH                                           13,000,000
DWS Polska TFI SA                                                 12,791
DWS SICAV                                                        384,000
Deutsche Asset Management International GmbH                      72,000
DWS Investments Italy SGR SpA                                     85,000

TOTAL                                                         62,274,332





3        On 22 August 2005, the Company disclosed that Deutsche Bank AG had a notifiable interest in 65,370,742 shares (11.54%), of which 51,816,951 were held as principal.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  September 05, 2005                    BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations